Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rules 14a-12 and 14d-2 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is the transcript of Valeant’s investor presentation which occured on June 17, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

June 17, 2014

8:00 am. ET

Operator:	Good morning, my name is Janet and I’ll be your conference operator today. At this time, I would like to welcome everyone to the Valeant Investor Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during that time, simply press start then the number one on your telephone keypad.

If you would like to withdraw your question, press the pound key. Thank you. I will now turn the call over to Ms. Laurie Little. Ma’am, you may begin the conference.

Laurie Little:	Thank you Janet. Good morning everyone and welcome to our conference call. Presenting on the call today are J. Michael Pearson, Chairman and Chief Executive Officer and Howard Schiller, Chief Financial Officer.

During the Q&A session, Tanya Carro, Valeant’s Corporate Controller, and Ari Kellen, Valeant’s Company Group Chairman will also be available for questions.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

In addition to a live webcast, a copy of today’s slide presentation can be found on our website under the Investor Relations section. Before we begin, our presentation today contains forward-looking information.

We would ask that you take a moment to read the forward-looking statement legend at the beginning of the presentation as it contains important information.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender exchange offers for the share of Allergan has commenced at this time.

This communication relates to the proposal which Valeant has made for business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, LP may file one or more registration statements, proxy statements, tender or exchange offer documents or other documents for the SEC.

This communication is not a substitute for any proxy statement, registration statements, prospectus, tender or exchange offer document or any other document, Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction.

Investors of security holders of Valeant and Allergan are urged to read the proxy statements, registration statements, prospectus, tender or exchange offer documents and other documents filed with the SEC carefully in their entirety if and when they become available as they contain important information about the proposed transaction.

Any definitive proxy statement nor definitive tender or exchange offer documents if and when available will be mailed to stockholders of Allergan and/or Valeant as applicable.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Valeant and/or Pershing Square through the website maintained by the SEC at www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant may be deemed participants in any solicitation of Allergan or Valeant shareholders and respective Valeant proposal for a business combination of Allergan is available in the additional definitive proxy solicitation materials in respect to Allergan filed with the SEC by Valeant on the April 21st and May 28th, 2014.

Information regarding the names and interests of Allergan and Valeant, Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect to the Valeant proposal for a business combination with Allergan is available in additional definitive proxy solicitation materials in respect to Allergan filed with the SEC by Pershing Square.

The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above. In addition, this presentation contains non-GAAP financial measures.

Non-GAAP – Reconciliations can be found in our quarterly press releases that are posted on our website. Now, I’ll turn the call over to Mike Pearson.

Michael Pearson:	Thank you, Laurie and good morning. On April 22nd, we announced our offer for Allergan. We suspected at the time it would ultimately have to go directly to Allergan shareholders. We were correct. It is clear Allergan’s management and their board will never sit down and act in the interests of their shareholders.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

This transaction is strategically and financial compelling. After extensive discussions with both Allergan and Valeant shareholders, we firmly believe that a shareholder vote will be overwhelmingly in support of the deal.

We have a clear path to get this vote and we are both determined and patient. Time is on our side. We have confidence that our company will continue to demonstrate strong results throughout 2014 and beyond.

On today’s call, we will also address the erroneous statements and misrepresentations that have been made not only by Allergan but also by others.

While we will not have time to address every misstatement on today’s call, we plan to issue corrections on these misrepresentations later this week and provide updates on our websites as warranted.

Finally, we are determined to take this the full distance and are confident in our ultimate success. We believe that all shareholders should have the opportunity to express their views and we are confident that both Allergan and Valeant shareholders will support this combination.

The combination of Valeant and Allergan will create significant earnings accretion for both sets of shareholders. Allergan shareholders will enjoy a 58 percent earnings accretion from the midpoint of their current 2014 revised guidance plus $72 dollars per share in cash.

The earnings accretion would rise to 176 percent if the cash was reinvested in Valeant shares as of yesterday’s close. Valeant shareholders will get approximately 25 percent earnings accretion.

Allergan shareholders stand to realize over 90 percent accretion in stock price from the unaffected stock price prior to announcement and Valeant shareholders would realize a 45 percent accretion based on the unaffected Valeant stock price prior to announcement.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

While I won’t go into details for the next few slides, we have pulled a number of quotes from the analyst community that demonstrates the support this transaction has from the investment community.

What is interesting to note is the valuation and rating that Allergan had prior to the announcement of our offer. Goldman Sachs rated Allergan a neutral with $125 dollar stock target as the analysts at Goldman saw limited near term pipeline catalysts for the company.

As noted, this transaction creates enormous value for shareholders and we believe there is a clear path to allow shareholders to express their views and to complete a transaction.

We have broken the process down in to four steps. Step one, we told you two weeks ago that we would take this directly to shareholders and as promised, we expect to launch our exchange offer this week.

Pershing Square is concurrently pursuing a process to call a Special Meeting to remove six of Allergan’s directors. They filed their solicitation materials with the SEC two weeks ago and should be in a position to mail out the proxies in the near term.

Pershing has also commenced litigation in order to clarify that actions in connection with the request of that meeting will not trigger the poison pill. Step two, once Pershing reaches a 25 percent threshold to call for a meeting, they will move forward to the solicit support for the removal of directors at the Special Meeting as soon as possible.

We could be in a position to hold a Special Meeting as early as August if Allergan would accept the date we suggest but in any event, it should be by the end of the year.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

At that Special Meeting, we believe shareholders will support Pershing’s resolution to remove directors and Pershing will propose independent replacement directors who will act in the interest of Allergan’s shareholders.

Step three, after the Special Meeting, assuming we have successfully removed their directors, an application will be made to the Delaware Court to order a shareholder meeting to elect replacement directors.

Shareholders holding 10 percent of Allergan shares can make that application so given Pershing Square’s ownership this would only require shareholders holding an additional .3 percent to make that application.

We think that meeting should be able to be held within approximately two months of the court application. Step four, as the final step we would expect the new board of directors to engage with Valeant so that the terms of the transaction can be negotiated and obstacles to closing it removed.

At that time, the exchange offer can be completed and the transaction closed. I am pleased to update all of you that our business is continuing to perform well. I find it very odd that Allergan continues to suggest that our Q2 and in particular, our Q3 results will demonstrate weakness.

I am very confident that we will meet expectations in Q2 and the rest of the year. Organic growth and cash flow will continue to improve over the course of the year. B&L continues to deliver organic growth of greater than 10 percent and I am confident it will continue to do so for the rest of the year.

In short, our business is strong and I can assure you our operating model is both durable and sustainable. Once again, we have compiled several interesting comments from research reports that I will let you review on your own.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Finally, we plan to address recent misrepresentations by posting the facts on our website later this week and continue this practice as necessary. In Allergan’s investor presentation dated June 10, 2014, they asserted that Valeant has experienced volume decreases in 11 of its top 15 worldwide pharmaceutical products.

First, the products listed in the presentation are not Valeant’s top 15 products by revenue. Only six of the products listed are in Valeant’s top 15 products. The presentation also claims that most of our products are not growing when in fact 13 of our top 15 products are growing and 9 of the top 15 are growing by volume, not just price.

Next, the Allergan slide implied that all of the products were worldwide when in fact we [do not] have worldwide rights on 11 of the 15 products listed. In other parts of the world, these products are sold by other companies so it is unclear as to what data Allergan was using.

It is also a fact that we also do not have rights to Lidemol or Clindabenz so the data is actually wrong. Finally, Allergan continued to represent that IMS Health is an accurate proxy for both volume and price increases or decreases realized by our products.

IMS Health does capture retail and pharmacy sales product information however, it does not capture revenue that flows through specialty pharmacies, ultimate fulfillment channels and physician dispense areas, thus significantly underreporting the true revenue figures for many of our dermatology RX products.

We expect to go through each and every one of the other mischaracterizations later this week and will post the facts to our website. Now, I will turn over the call to Howard to address some of the account misrepresentations.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Howard Schiller:	Thank you, Mike. As Mike mentioned a moment ago, we’re going to address the misleading incorrect statements made about organic growth, operating model, and our people in a separate written response posted on our website later this week.

However, we felt it was very important to immediately address some of the recent questions raised by Allergan and a number of short sellers regarding our accounting and financial statements.

I will specifically address the following assertions that have been made; number one that the assets of acquired companies are written down at the date of acquisition in order to benefit earnings in future periods.

Number two, that normal operating expenses are classified as one-time acquisition, related restructuring, or integration expenses. Number three, that Valeant’s disclosure regarding these expenses are inadequate and number four, that existing royalties paid to Galderma on sales of Sculptra were classified as one-time acquisition related costs at the time of the Medicis acquisition.

Due to the large number of acquisitions that we’ve completed, we understand that it takes time to review our financial disclosures. As always, we’re open to suggestions from our shareholders on how we can simplify or better present our disclosures.

The majority of our acquisitions are classified as business combinations. This standard requires that assets and liabilities of an acquired company are recorded as fair market value on the date of acquisition.

Valeant utilizes external experts, usually Deloitte, to assist with this valuation work. Examples of fair value adjustments include inventory as written up to fair value which is estimated at the in-market selling price less the cost to sell at a reasonable profit allowance.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

The step-up is amortized over the turns of inventory and is excluded for non-GAAP EPS reporting. Accounts receivable is recorded at book value at the acquisition date; no fair value adjustment is made.

Property plant and equipment is written up or down to fair value based on external appraisals and any depreciation associated with the step-up or step-down is excluded from non-GAAP earnings and intangible assets are valued using an excess earnings or relief from royalty methodology.

We think it’s also important to point out that our auditors PwC perform audit procedures on both the opening balance sheets and purchase price allocation as part of their annual audit.

These procedures include physical inventory counts, cash and account receivable confirmations, and vouching as subsequent receipts and payments. The accounting standards also allow for a measurement period for up to one-year post acquisition to allow for adjustments to the opening balance sheet.

Any adjustments that are made to reserves such as inventory and accounts receivable during this measurement period would not be included in either our GAAP or non-GAAP earnings per share.

One recent assertion is that Medicis’ accounts receivable balance was written down by $60 million at the time of the acquisition and Valeant then recorded income on the subsequent collection of these receivables.

The Medicis accounts receivable balance was $145 million on September 30, 2012 10-Q and was $81 million on the date of acquisition, December 11. The $65 million difference reflects the net payments that were received by Medicis between September 30 and December 11, the closing date. There were no write-downs of accounts receivable.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

During the measurement period, we received $9.1 million in contingent payments that had not been recorded in the opening balance sheet. These payments were not recorded as income but were reflected as adjustments to the opening balance sheet and all of this information can be found in our 2013 10-K.

Although we have presented this slide previously, we thought it was important to reinforce that the items we adjust for in our non-GAAP disclosures are almost identical to Allergan’s. We regularly review the non-GAAP disclosures of our peer group to ensure that we are consistent.

Most of these adjustments are non-cash and are acquisition related. Amortization of intangibles is by far our largest adjustments. Another assertion is that our restructuring cost estimates are inflated with the benefit of lower actual costs creating a benefit to EPS in future periods.

We are required by accounting standards to include estimates of restructuring charges in the notes to our quarterly and annual financial statements but we do not record these estimates to our income statement. Only costs that are actually incurred flow through the income statement.

One relevant example is Medicis. In our 2012 10-K, we estimated total restructuring integration and acquisition related expenses of less than $275 million. We subsequently reduced this estimate to less than $250 million in our 2013 10-K and further reduced this estimate to approximately $200 million in our most recently filed 10-Q.

We also disclosed in this filing that we have incurred total costs of $120 to $182.7 million to date. Our quarterly press tables also provide details and cash that has been paid which now totals $188.7. The original $275 million estimated restructuring expenses never hit our income statement; only the $182.7 million was recorded.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Because we did not record the estimated amounts in our P&L, there is never an opportunity to reverse charges to benefit future periods. A related assertion is that amounts recorded as restructuring and integration expense are unreasonable and must therefore include operating expense.

The fact is that the largest component of our restructuring charge is the severance payments as the Medicis example clearly illustrates. Of the total cash costs of $188.7, severance was $109.4 million or approximately 60 percent.

The remaining costs were primarily legal and advisory fees, costs associated with the termination of R&D programs, professional services, IT costs, duplicative labor and others. Since there has also been some questions regarding the reasonableness of severance payments related to the Medicis acquisition, we provided a detailed breakdown which provides the number of physicians eliminated and total severance cost by employee tier.

As you can see, greater than 75 percent of the severance was paid to executives at Medicis based on employment agreements or retention programs that were implemented and put in place by the Medicis board prior to the acquisition.

The top 38 employees received $84.4 million in severance payments which includes $23 million paid to the CEO. Severance payments related to the remaining 726 positions eliminated were $25 million with the average payment of $30,000 which included both severance and a 60-day payment in lieu of the WARN act notice.

One last assertion that I would like to address relates to royalties on Sculptra. There have been statements that this royalty to Galderma was an

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

obligation that existed when we acquired the product from Sanofi in December 2011 and that we subsequently prepaid this royalty and charged it off as an acquisition related cost at the time of the Medicis acquisition.

The fact is that when we acquired Sculptra from Sanofi, there was no royalty obligation to any third party. In the fall of 2012, Galderma sued to enjoin Valeant’s acquisition of Medicis and Valeant later entered into a settlement with Galderma to allow the acquisition to be completed.

The settlement included $15 million in upfront payments and a 5 percent annual payment of worldwide sales to Sculptra. Because Valeant did not receive any additional rights associated with Restylane, Perlane or Sculptra, both the $15 million upfront payment and the fair value of the future payments of $24.2 million were recorded as acquisition related costs during the fourth quarter 2012.

Of the $24.2 million of those reported, $2.6 million has been paid to date. The royalty obligation will be eliminated upon the sale of Valeant’s intractable aesthetics business to Galderma and the remaining balance will be reversed as a credit to acquisition related cost at close and will not be included in cash EPS.

Looking forward to Q2 and beyond, we expect that restructuring, integration and acquisition related expenses will decline in Q2 and beyond absent the completion of any large transaction.

However, there may be timing differences between P&L charges and cash payments due mainly to the timing of severance payments. As restructuring, integration, and acquisition related costs decline, there will be greater convergence between GAAP and non-GAAP.

Amortization of intangible assets which I mentioned before as our largest differences between the two will continue to be the largest adjustment that we made in our non-GAAP measures.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

And finally, just to repeat with what we started, we are determined to take this the distance and are confident in our ultimate success because of the tremendous value that this transaction will create for Allergan shareholders.

We believe that shareholders should have the opportunity to express their views and we’re confident that both the Allergan and Valeant shareholders are supportive of this combination.

As Mike mentioned earlier, we’ll be posting a written response later this week regarding the other misleading and erroneous statements that have been made regarding organic growth, the operating model, people and other topics later this week.

With that, we’ll now open it up for questions.

Operator:	If you’d like to ask a question, please press star and the number one. Again, to ask a question, please press star and the number one and we’ll pause for just a moment to compile the Q&A roster.

And your first question comes from the line of Tim Chiang of CRT Capital.

Tim Chiang:	Hi, thanks. Mike, could you talk a little bit about this recent Jublia approval and what do you – what are your expectations for the launch. You talk about, you know, how many salespeople you plan on putting to the launch of Jublia later this year?

Michael Pearson:	Sure, Tim. We’re very excited about the approval of Jublia and we are working hard in terms of putting together the resources to launch this product.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

We’re going to actually expand our salesforce both internally and in all likelihood, probably going to have a CSO work with us; so, the total number of reps – yes, so the total number of reps that’ll be promoting this product will be somewhere between 150 and 200 reps.

We also plan for the first time in the pharmaceutical space launch a DPC program because many of the writers of Onychomycosis scripts are not dermatologists or podiatrists but are actually primary care doctors.

So, in order to rather – and we’ll also have a primary care salesforce through the CSO to support this launch and we have high expectation for the product given it’s superior to the current offerings and the launch efforts will start at the beginning of the third quarter.

Tim Chiang:	Mike, just as a follow-up, you know, I think Allergan had put up a slide basically sort of putting a pretty conservative estimate on sales for Jublia and I know you guys have talked about it being a $3 to $800 million dollar product.

It’s a pretty big range. You know what sort of factors do you think will drive your ability to get Jublia to the higher end of your $3 to $800 million dollar targeted range?

Michael Pearson:	Yes, so Allergan’s source was Valeant Pharma, I think was the source and what they do is just collect analyst reports and sort of take the average of what analyst reports are in terms of what the Jublia sales would be. The analyst reports that were cited in the Allergan report were a number, you know, quite long ago.

And if you look at the analyst reports now, most analysts think this product will be somewhere around $500 million dollars in the U.S. In terms of our assumptions is you know we would certainly hope to hit at least the $500 million dollar sales level in the U.S. but we will also be launching this product throughout the world.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Our partner has rights to Japan and a couple of other Asian countries but we have rights to most of the rest of the world so we do believe this will turn out to be our largest product and certainly we would expect it to be between $500 and a billion dollars in terms of global sales.

Tim Chiang:	OK, great, thanks.

Operator:	Your next question comes from the Louise Chen of Guggenheim.

Louise Chen:	Hi, thanks for taking my questions; I have a few. So first question I had you know since we’re already in June now, how we should think about Allergan and Valeant pro forma EPS for 2015 excluding the assets sold to Galderma.

Second question I’m not sure if you’ll answer but I’ll ask it anyhow. We’ve been asked repeatedly about other activist shareholders getting involved in Allergan and how you should – or how we should think about the possibility of this and then lastly, any updated thoughts on using a collar for the deal, thanks.

Howard Schiller:	Well, in terms of let’s start at the bottom. In terms of the collar it is something that we talked about internally and with advisors at this time. I think we put an offer that allows the shareholders of Allergan to benefit completely with the improved, the rerating of our stock that we would anticipate once certainty with the deal comes about.

So, because it’s nothing – obviously our offer at this point is our offer. As it relates to activists, no, I don’t think we’re going to comment on other people that may be looking to buy shares in Valeant or Allergan.

They’re going to do what they think is in their best economic interest.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Howard Schiller:	Yes, I mean the pro forma we’ve been using 2014 pro forma because it all depends on the closing of the transaction and you know at this point, neither company is – they’ve come up with general guidance for 2015.

We’ve not come out with guidance for 2015 yet. I think it’s a bit premature to talk about that but I think we’ve given you a pretty good idea what we would think about the going forward growth rate.

We’ve said that we’ve given you 2014 pro forma assuming at a close January 1 and we’ve said that the EPS is going to grow 20 percent or so depending on how we redeploy capital.

Laurie Little:	Next question, please.

Operator:	Your next question comes from the line of Chris Schott with JPMorgan.

Chris Schott:	Thanks very much for the questions; just a couple here. First, can you maybe first talk about Ryan Weldon’s departure? Trying to get a filing on Friday; just a little bit more color on what’s behind that change.

Second, on your start price. So there’s obviously been some pressure. At $117 dollars and putting Allergan aside for a minute. I mean, how do you think about the opportunity to either look at something like share repo versus further acquisition down here.

What specific capacity do you have, I mean, how focused are you on just addressing your stock price given some of this weakness beyond trying to address some of the commentaries in terms of the press.

And then finally just on a higher level question, I mean, you talked a lot about the ability to extract cost being – potentially being greater when you look at large companies versus smaller ones and how do you think about as you scale your business the degree of difficulty of closing these larger deals.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

We think about organizations I mean do you have more entrenched management teams have more resources available to fight back on hostile deals in a situation I mean how do you kind of think about that?

How long that we think even beyond Allergan at looking at larger companies and applying the Valeant model to those, thanks very much.

Michael Pearson:	All right, Chris, thank you. Let me take the first question. I’ll let Howard talk about the stock price and then we can probably both give perspectives on the third question; sort of the bigger picture question.

Ryan, who’s been with us for about 5 1⁄2 years has done an excellent job sort of leading the aesthetics business but we’re selling that business; the injectable piece of it which is by far the largest piece of it to Galderma and so, all of our employees in that space are you know or at least most of them are going to go to Galderma with the sale.

And so, it sort of makes sense that since Ryan’s been leading it and we’ll no longer even have the business that it would be an appropriate time for him to leave the company and I think he’s going to take some time off and I’m sure he’ll you know find a great job, you know, sometime in the next few months.

So, it was sort of a natural – it was sort of a natural thing for him to leave since, you know, the business is also gone.

Howard Schiller:	You know, in terms of stock pricing and capital allocation, Chris, absent this deal I think we would be having a ton of debate internally about how whether or not to repurchase shares versus acquisitions given where our stock price is.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

I think given the fact we have this offer outstanding, we don’t have that ability to repurchase shares and so that’s off the table plus I mean, I think we recognized our technical reasons as to why the stock has been under pressure and in these situations, somewhat normal and again once there’s clarity on the path to completing this deal, the probability of success will go way up and our stock price ought to go way up as well.

So, you know, at this point I think – it’s where – it’s not unexpected and we’re going to work through it and work as Mike said, this clear path to success which we’re laser focused on.

Michael Pearson:	In terms of the larger question, it’s very clear and we’ve been through a couple of hostile situations before, that hostiles are a lot more difficult. There’s no question and I think Chris here, your observation that larger companies certainly have much you know, greater resources in terms of PR and other things in terms of an ability to you know fight through the process, that type of thing.

But at the end of the day this – you know, all that is sort of a lot of noise and the end the day, as long as we have a path, you know, to get shareholders to vote, we’re very confident they’re going to vote the right way.

And so, we’ll just keep focused on that. As we look forward in terms of other potential acquisitions after we get the Allergan one done, again, hostile is not our preferred approach but again, this deal was so strategic and financially compelling that it really makes sense.

Once we get Allergan and combine it with our company, I think we have a very, very powerful company going forward and we would hope in the future we wouldn’t have to go hostile on people and we would be able to sit down and talk and hopefully people will do what’s in the best interest of shareholders.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

And, I think we’ll enter, you know, any future hostile with our eyes wide open but as long as we have a path to a shareholder vote and that if an acquisition is compelling for both sets of shareholders, you know, it may take some time.

It may take, I mean we may get some blows from the media side but in the end, we will create shareholder value both for Allergan shareholders in this case and our shareholders and that’s our mission to create shareholder value for our shareholders.

And that’s what we get paid and that’s what we’ll continue to do. Howard? So, next question please.

Operator:	And your next question comes from the line of Sachin Shah with Albert Fried.

Sachin Shah:	Hi, good morning, thanks for hosting a call. So, the first question is Mr. Ackman, Pershing Square has you know sent the letter, sued in Delaware courts on the shareholder rights issue to make sure that it’s not triggered.

How confident are you that that is going to be successful? That’s the first question. Number two is I know you’re hosting this call trying to win the narrative of what Allergan has been saying.

You know, there’s been recent press that Morgan Stanley and some of the comments and through these emails in relation to that, so you know this is coming out really on a daily basis and you know, there’s been speculation that you’ve actually hired Morgan Stanley so can you maybe just talk about that aspect of what all this means and how do you win this narrative.

And that leads me to my third question which is you know, Mr. Ackman and you guys have stated that you’ve talked to many shareholders larger shareholders as well as yours obviously. They believe that this transaction makes sense.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

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You have their support and obviously 25 percent is required on their side to call the Special Meeting. Can you maybe disclose quantitatively how much or what percentage range that you have that support right now just to get other shareholders that may be on the fence or not knowing that aspect; you know, putting some of this noise behind us and focusing on the Special Meeting and get this deal closer to the finish line?

Howard Schiller:	Firstly, regarding the lawsuit that Pershing brought. I’m sure you’ll appreciate the fact that given that there’s a lawsuit there’s only so much that we can say but I think that you know we’re confident that Delaware law would not allow employees to instill and frustrate their right of shareholders to call a Special Meeting and hence exercise their right to vote.

I think it’s given the stakes that are involved that Pershing was looking for this confirmation. And maybe I’ll take the third and Mike you can talk about the second question. In terms of disclosing what percent, I don’t think we’re in a position to disclose the percent.

We tell you clearly a very, very large percentage of their shares have traded since April 22nd and even the night before aftermarket when the leak occurred, well north of 50 percent; and so, a very significant percent of these shares are in the hands of hedge funds and arbitrageurs, all whom are bench driven; all of whom have bought it at a very high price and well above where they believe the standalone value is.

And hence, are interested in a transaction occurring plus based on our discussions with a number of their traditional institutional shareholders, I believe – we believe strongly that the support is there and you know, hence are confident in the process.

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Moderator: Christine Scannapieco

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Michael Pearson:	Yes, in terms of Morgan Stanley, look whenever a deal like this is announced, every investment bank in the world wants to be part of it. They want the lead table credit. They want you know this is a big deal. They want to be involved.

And they make pitches. They make pitches to both sides to try to get involved and investment banks are motivated primarily by one thing and that’s making money. And I think most people understand that.

And you know, it’s an interesting, Goldman, whom we’ve worked with for years ended up in the Allergan side and that was fine. You know, a year ago they were – they led the equity offering.

They provided us bridge loans. They’ve been involved in much of our financing and interestingly, they spent lots and lots of time sort of ratifying our business model. They’ve stood behind it and obviously said our currency was quite strong in terms of our stock price; yet, they are serving Allergan.

So, these things happen. In terms of Rob Kindler, Rob’s a very savvy guy and been involved in many, many successful hostile takeovers and he’s part of our team. He’s given us excellent advice and he will be an important part of winning this deal from our standpoint.

So, I don’t think it’s that unusual that you see investment banks sort of trying to get hired by both sides of a transaction and once they get hired, they work the hardest they can to get this deal done; so, in my mind, that was just sort of a little bit of noise and we’re happy to have Rob as part of our team.

Sachin Shah:	OK, and just as far as winning the narrative, the spread is at 1036 and it closed at that level, it’s obviously volatile; there’s a lot of you know noise as everybody knows.

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Moderator: Christine Scannapieco

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There’s a lot of participants. There’s been a lot of liquidity as you guys pointed out and it’s obviously – it’s obvious but what, you know, how are you going to continue to win this narrative that Allergan’s advisors are continuously you know, pushing a different narrative?

Michael Pearson:	Yes, I think the narrative is you know, a lot of noise out there as you pointed out and they have a great set of advisors. We have a great set of advisors but at the end of the day, this is going to a shareholder vote and that’s what matters.

And there’s a path to the shareholder vote and the shareholders will decide whether this deal should happen or not and we will respect that decision. And quite frankly, if Allergan was as confident as they claim to be about their operating model and their plans going forward, et cetera, et cetera, they should be happy to have a shareholder vote right away, because if they think they’re going to win the shareholder vote, then let’s just have it.

But I think the fact that they’re doing everything possible to delay this shows that they are not optimistic in terms of getting to the actual shareholder vote so I’m sure there’ll be lots of noise but at the end of the day we are very, very confident that the shareholders will vote in favor of this deal and we’ll be very, very patient because our business is performing extremely well.

Our operating model which in strategy is working very well for the last six years and it’ll continue to work because, I know it’s a different operating model than Allergan has but we believe it’s a superior one.

Sachin Shah:	And just one last point, the difference between August and later on in the year, it’s up to Allergan’s board to determine that and obviously you’re going to try to press them to make it sooner, quicker to get through a shareholder vote but it’s in their board’s hands to make that determination, is that correct?

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Moderator: Christine Scannapieco

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Howard Schiller:	Yes, I believe once they’ve certified that we’ve given them at least 25 percent of the proxies, their shares representing 25 percent of the outstanding, they can call the meeting no earlier than ten days but no later than 120 days.

So, why they would delay it as Mike said, I can’t come up with a good reason but they have that ability to delay it.

Sachin Shah:	And you’re going to assume that right away, the 25 percent or what’s the timing for that, that clock to start?

Howard Schiller:	Pershing will be mailing, hopefully by the end of this month, they’ll be mailing and the process will go from there.

Michael Pearson:	Let’s move on to the next question please? Operator?

Laurie Little:	Operator, next question? Operator?

Operator:	And your next question comes from the line of Marc Goodman of UBS.

Marc Goodman:	Morning, a couple things. First, there’s a slide that says the actual top 50 in products. I was curious, is that based on 2013 sales, is the first quarter your 2014 forecast of sales and is that the order of sales from top to bottom as far as the way that you order; that’s the first question.

Second question is Allegan spends a billion on R&D, you’re going to cut 900; that leaves 200 and we’ve heard them say that it costs a lot more to do certain programs and you believe that you can do them much cheaper, I was just curious if you could just maybe remind us, what are the key programs that they’re working on that you like that you will continue to work on with that 200 million?

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Moderator: Christine Scannapieco

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And then, third question is Allergan has implied that they’re going to come back with their own cost-cutting plan and I was just curious how we should think about it if Allergan came back and say, cut $300 million dollars out of their business should we assume that the $2.7 billion dollars of cost cutting that you’re planning becomes 2.4 and I’m just making those numbers up; if they were to come up at 300 or should we assume whatever they do, you still believe there’s 2.7 to cut? Thanks.

Michael Pearson:	OK, thanks Mark, in terms of the top 10 products, those were based on Q1 results and I think they are in order, right? Yes, so they are in order of top to bottom and also our budget for this year but certainly Q1 actuals.

In terms of the $200 million dollars in R&D, that’s actually across both companies. You know, the way we do this in all our acquisitions if $200 million dollar remains it’s not all necessarily out of Allergan’s budget.

What we do is we get – we do a portfolio review across both companies every time we do an acquisition and come up with what we believe are the programs that we want to partner or not go forward with.

We also do this with – it’s interesting, we’ve got the scientists in the room and we’ll have Allergan scientists and we’ll have Valeant scientists and also independent, third-party scientists and we’ll go in with them. We’ll review the programs and we’ll have a vote which we do by consensus and the cut is our estimate of what will come out of that process.

Whether it’s exactly that number or you know, slightly maybe slightly more or slightly less but we feel quite comfortable having done many, many acquisitions so that’s roughly what will come out.

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Moderator: Christine Scannapieco

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Marc Goodman	Just understand, Mike, to just understand, you said there’ll be 200 for the combined so are you saying you spend 200 and then there’s a residual 200 of theirs and that becomes only 200 or should we assume that it’s 400 then going forward; becomes based on –

Michael Pearson:	No, no, it’s our portfolio so it’s going to be more sort of $300 to $400 million dollars; it’s going to be what the total spend rate will be for the new combined company.

Marc Goodman	Right, so theoretically you did buy another company for the next two years and our model, the combined merger model, two to three years from now we should only be thinking that’s the amount of R&D spend?

Michael Pearson:	Yes, that’s our estimate of what the R&D spend will be and obviously you know, there’s inflation, things like that but $300 to $400 million dollars is what we think is the right figure for the combined company.

The programs we will do for sure are the Botox line extensions. Those make a lot of sense to us. We’ll come up with a franchise, you know, there’ll be line extensions. We like programs like Latisse for hair so I think that one’s likely to survive.

But we really have to have that review to go through it to be more specific than that. In terms of – if they come back with a plan to reduce costs, obviously the amount of synergies we will get out would be less but I don’t think it’s even going to get to that because we’ll have a shareholder vote and this deal will be done.

So they may put forward a number and they can cut 100, 200, 300, but again, I think it’s the operating model that allows us to make these cuts, and we have very different operating models and investors will have to make their determination in terms of, whether they prefer to have Allergan standalone with a reduction of 200 million or have this transaction and they’ll have to make that – they’ll have to make a vote on which in their minds creates more shareholder value.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

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And, our belief is and many shareholders have told us if they just plan to cut a couple hundred million dollars, that’s not going to do it for them. One is they’ve made commitments to shareholders in the past that they have not followed through on, number one.

And number two, you know, 200 million versus 2.7 billion, that’s a pretty easy choice.

Laurie Little:	Next question, please?

Operator:	Your next question comes from Annabel Samimy with Stifel.

Annabel Samimy:	Hi, thanks for taking my question. I just want to go back to the issue of time and your stock price. You know, we’ve all seen this turning into a very public battle and it is taking a toll on the confidence in your stock.

And, now it begs the question, is there any point where the costs on your stock is too large? Is there – I mean, you talked about a plan B before but is there a real plan B.

We get a lot of questions about that plan B and if this doesn’t go through, is there an ability to execute on a plan B with the currency having taken a toll in this way? Thanks.

Michael Pearson:	Again, I think we see a clear path to getting a vote and then we’ll leave it up to shareholders. Those investors that have been with us for a while you know have had periods where a stock has gone down but our overall track record in terms of value creation is quite good.

And, when we were talking to our core investors, they’re quite comfortable. They see the value creation potential of this and we’ll get there. We’ll get a shareholder vote. We’re confident it’ll go through.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

And if shareholders were not to vote for this transaction, then there’s obviously many, many other things we can do and quite frankly, will do after we get this one done.

I think the stock if not, creating based on sort of long-term investors. It’s – there’s a lot of you know technical issues going on; a lot of arbs in there and, I think what’s driving the value is path – path to certainty in terms again, it’s done.

And I think we have it and I think what we’ll see as time marches on and we get the Special Meeting called and we get a date scheduled I think at least we believe that as time marches on and we continue to post strong results, and we get closer to the Special Meeting that our stock price will probably begin moving up quite dramatically.

Annabel Samimy:	OK, thanks.

Laurie Little:	Next question, please?

Operator:	And your next question comes from the call of Alex Arfaei with BMO.

Alex Arfaei:	Good morning and thank you for taking the questions; I have two. Mike, could you comment on the deals you are not doing or putting on ice because it is an ongoing process with Allergan.

In other words, are you missing significant opportunities? And the question for both of you, the key reason for a lot of these misunderstandings is that you are frankly a difficult company to understand, and an easy target for these allegations as we’ve seen throughout the years, is there anything you would do differently going forward in terms of disclosures as a result of these allegations? Thank you.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

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Michael Pearson:	Sure, well I think you’re right. There’s certainly some opportunity costs in terms of pursuing this deal in terms of other things we may be doing. You know if we weren’t – if we weren’t pursuing Allergan. But our business development pipeline is very, very full and we continue to have discussions and so it’s not like we have stopped sort of that part of our business.

But there’s actually I think that bit of a silver lining in this in that the fact that we’re not doing any other significant acquisitions at this time, will mean that our financial statements will actually begin to really demonstrate that our one-time costs are really one-time costs.

And that you’ll begin to see that GAAP and non-GAAP you know EPS and organic growth. Everyone will see that the business model is working. And it’s kind of you know a neat opportunity that again we’ve received these attacks in the past and, all the shorts that are saying that there is no organic growth; that we’re pushing all sorts of things into one-time costs, which we’re not.

The shorts are going to be exposed because, we’re very confident in our business model. We have been and we’ve been doing things the right way and that’s going to come to life. So, I think that’s – so while there’s some opportunity cost on the flip side, people are really going to see how well our business – our underlying business is doing and I think that’s a really, really good thing.

In terms of –we were talking about that earlier this morning. Howard and I were talking about sort of future disclosures and I think you know the one thing we’ll probably start doing is disclosing our top 10 products and our top 15 products and how we’re doing.

Now, unlike most pharmaceutical companies we’ll represent a much smaller percent of sales because we’re so much more diversified but if it’s helpful to investors and it sounds like it, I think it might, so we’ll probably start exposing our top 10, 15 products.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

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I think the other thing that we’ll probably start doing again is price volume. People – you know a lot of assertions are that this is all about price but it’s not. If you think about – first of all, most geographies in the world you can’t raise price. You’re just not allowed to and, in terms of pharmaceutical products.

And also, given our mix, we have about 25 percent of our products are OTC and there’s limit price increase there. About 25 percent are devices; things like contact lenses. We’re not raising price.

So, I think what we were talking about this morning is probably we will report what the volume and price parts of our organic growth are and I suspect it will be surprising to people because I think volume is a much larger piece of our organic growth that most people would assume it is.

I also note that we still I think are the only pharmaceutical company that reports organic growth. Allergan doesn’t report organic growth. They talk about growth but they make acquisitions and they do so the fact that we actually report organic growth it’s, I think is our confidence in our operating model.

And if other companies were as confident in their operating model, I think they’d report organic growth too. But I think those are the two changes that we’ll probably make going forward in terms of disclosure.

Alex Arfaei:	Those should help, thank you.

Operator:	And your next question comes from David Amsellem with Piper Jaffray.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

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David Amsellem:	Thanks, so I have a question about some comments made at the luncheon you hosted a few weeks ago and this is along the lines of a philosophical data about R&D productivity; not just for Allergan but for the industry.

You had cited the fact that Restasis was not developed by Allergan but licensed and the implication was that you really can’t consider Restasis when evaluating, giving credit to Allergan’s R&D track record but you cited later stage product and licensing as preferable maybe with the better ROI than traditional drug development.

So in that context isn’t Restasis’ success supportive of Allergan’s track record and are your comments kind of having it both ways; I just wanted to get your thoughts there, thanks.

Michael Pearson:	Sure, I think that the whole R&D issue is – I don’t think there’s any secrets here. I think there’s been lots of third-party research that innovation occurs on the fringes of the industry in that, again most products, most ideas come from independent companies, smaller companies, universities, et cetera.

I think what large companies do well is develop products. They do a very good job taking an idea. It usually comes from somewhere else and developing that product and bringing it in.

I think the issue with larger pharmaceutical companies is that there’s a longstanding belief that if you spend a lot of money in R&D you get credit for it. Stock price because it’s sort of a “shots on goal” mentality.

And, for many years that worked. But as R&D has become less and less productive in larger companies for all the obvious reasons, I think over time the models will change and we’ve seen that.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

We’ve seen that people are not increasing their R&D budgets. In fact, many, many large companies are keeping them flat or actually even declining them in terms of percent of sales.

And you know, this is an evolution; change comes slowly but people will not keep putting capital into companies that end up with unproductive R&D spend.

So, it’s sort of philosophical and I suspect a decade from now, people have a very different view of how large companies should do R&D. It’s not just in pharmaceuticals; it’s in the technology space. It’s in all sorts of industries.

So, it gets emotional and people say there’ll be no more innovation but that’s not true. Innovation will continue to occur where it’s occurring today and in fact, they’ll even be more innovation if some – this large amount of money spent by large pharmaceutical companies is used to sort of fund the innovation outside.

So, as you said, I think it’s a philosophical debate and it’s one that will evolve. Our view is ten years from now they’ll be a very different sort of allocation of capital in terms of pharmaceutical companies.

David Amsellem:	Thank you.

Operator:	And you next question comes from Gregg Gilbert with Deutsche Bank.

Gregg Gilbert:	Thanks, good morning; I have two questions. First, for Howard, curious as you’ve met with Allergan shareholders whether you’ve tried to quantify what portion of those shareholders would be able to own Valeant shares; whether they would like to or not relative to leverage ratios or domicile issues, et cetera.

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Moderator: Christine Scannapieco

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My second question is for Mike. I know you’re focused on landing Allergan, but if they announce something in the coming months that makes Allergan shareholders comfortable with a different course of action, than a deal with Valeant, what is your most important strategic priority as it relates to acquisitions.

You mentioned the pipeline is always full but what would your key choices be for the next deal that came to that? Thank you.

Howard Schiller:	So, on the first one we don’t have a specific percentage for you mainly because given how many shares have been sold, we have just recently gotten the shareholder information so we’re compiling a current view.

But there’s only been of their top 20 shareholders that we’ve met with – I think we’ve met with all of them or if we haven’t we will except for the index funds and only one of those shareholders has told us that because of leverage, they can’t own it.

Nobody has said that. I’ll put the index funds aside because of domicile. The index funds obviously at close assuming that we are not in the S&P 500 would not be able to and we’ll get a better feel now that we have the shareholder data we’ll get a better feel where the shares have settled because there’s been quite a bit of movement amongst their top shareholders.

Michael Pearson:	Gregg first, welcome back. In terms of whether the Allergan deal goes through or not which again obviously we believe it will. In terms of as we think in terms of future M&A, I think our criteria remains the same.

We’re looking for durable assets. We’re looking for companies that have specialty businesses that are – where relationships with doctors are really, really important. We are looking for businesses in geographies that we

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Moderator: Christine Scannapieco

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Confirmation # 61308765

think have sort of attractive macro-economic prospects and so our basic philosophy towards how we think about deals hasn’t changed and won’t change.

And there’s a number of very interesting companies out there that we sort of have and are sort of high priority rankings and we continue to have discussions with them and I think we’re in a good position that hopefully after we get this Allergan deal done, and get it integrated, that we can continue on our path.

Gregg Gilbert:	Thanks.

Operator:	And your next question comes from Isabel Buccellati with Putnam.

Isabel Buccellati:	Thanks for my question. Two Firstly, to win new shareholders, I think it would be quite helpful to get a clear sense from you how much the business can grow organically over the next, let’s say, three to five years.

Is it 3 to 5 percent; is it more than 5 percent? Just any, no firm guidance, just any ballpark would be quite helpful and the same about further margin expansion on just purely standalone basis.

And the second question is really relating again to the plan B. I understand that you have a full pipeline of potential deals but should we think more about smaller deals which you can do out-of-pocket which would be add on or should we think about another big equity issue with the written paper?

Michael Pearson:	Sure, in terms of our base sort of organic growth, I think – it’s certainly in the 5 to 10 percent. That’s what we have done historically and we feel quite comfortable in that range. And it’s largely driven by the markets that we participate in, which tend to be higher growth markets whether they’re geographies or things like ophthalmology where sort of the underlying growth rate is probably about 5 percent of the whole market.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

So, we have four of our top 10 products go generic as everyone knows, last 12 months or so. We’re now moving out of it. You’ll see our organic growth increasing each quarter this year both same store and pro forma; same store and pro forma will start converging and the business continues to climb very, very well actually ahead of our expectations when we started the year.

And going forward, it’ll be both. It’ll be both smaller tuck-in and deals which we continue to do as we speak and then we’ll look for the larger deals that make sense and are consistent with our sort of general philosophy in terms of what kinds of assets that we like.

This is a trillion dollar plus industry and it’s by multiple trillion dollars in terms of we’re now in the device space. We’re in the health care consumer space. We’re in the pharmaceutical space. We’re in the branch generic space and quite frankly, there’s other adjacent spaces that we also feel our model fits.

So, we still believe we’re in the early innings of what we’re out to achieve.

Isabel Buccellati:	So it would basically not be a major big equity deal with Allergan falls through, you would rather do small things; show your organic growth rate and wait until the stock has rerated to basically do something bigger?

(Male):	Oh, we would certainly not do a new equity deal at our current stock price. That would make absolutely no sense. We right now this is – our stock price is completely, deal-related at this point.

Laurie Little:	Next question, please.

Operator:	Your next question comes from Wayne Cooperman with Cobalt.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Wayne Cooperman:	How are you? A lot of these questions have been answered but you guys have sort of thumbs up your offer a couple of times and said you would negotiate with Allergan if they negotiate with you, but since they refuse to talk to you are you at a point where you can say, “Look this is our best and final offer and we’re going to take it straight to the shareholders” or are you still kind of leaving it open that if they decide to talk, then you’ll potentially raise the offer yet again?

Michael Pearson:	So, if they want to come and talk with us we’d be happy to talk and negotiate a deal quickly. We think it’s unlikely at this point and we’re certainly not assuming that’s going to happen but the tender offer that we will put up later – I think it’s going out later this week, will be at our current offer and then in parallel we’ll have a special shareholder’s meeting.

I think we’ll remove their directors. A new set of directors will come in. My guess the new directors will want to sit down and talk. We’ll sit down and talk and get a deal done.

Wayne Cooperman:	Yes, I don’t know, is there a time – like how long do you think that takes according to your plan?

Michael Pearson:	We think this Special Meeting will, as we’ve communicated earlier, will be sort of the you know – and then also, Allergan’s CEO has also confirmed this Special Meeting will happen sort of the end of this year.

Wayne Cooperman:	Do you guys have anything in writing or an agreement with Bill Ackman or is – I mean he’s basically said he would take the deal and take all stock but what’s the extent of your agreement with him?

Michael Pearson:	So, there’s a public – in terms of an initial agreement with Bill Ackman, there was a publicly disclosed document that you can get access to in terms of our agreement and then the most recent deal, there was an amendment to that agreement and is that public also; yes, and that’s also public so both those documents are available to everyone.

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Moderator: Christine Scannapieco

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Wayne Cooperman:	I mean is he giving you granted you guys voting control over his shares or any economic control?

Michael Pearson:	No, no, he has committed to vote for this deal. So, I guess from that standpoint there’s – and that’s part of the early document.

Wayne Cooperman:	OK, all right, thanks.

Operator:	Your next question comes from Shibani Malhorta with Sterne Agee.

Shibani Malhorta:	Thanks for taking the question. I’ve got a couple and the first one I guess is for Howard. You know, there’s been lots of questions or kind of – there’s a lot of misinformation around your organic growth rate and free cash flow and how it’s (inaudible) to act.

Can you give us a sense of, absent any further acquisitions, what would Valeant’s free cash flow look like over the next five years or in five years and then one for Mike and this is you know, similar to how you answered Marc Goodman’s question I guess, but you talked about the R&D synergies.

Can you also give us a sense for a way you see the SG&A synergies coming from? Like which specific areas for the new company would you keep versus where you believe there’s overlap? Thank you.

Howard Schiller:	So, in terms of cash flow, you know, as Mike talked earlier, the silver lining of the period we’re in is that given the lower level of deal activity, that there’ll be a convergence between GAAP and non-GAAP other than obviously the amortization of intangibles.

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Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

So, people will see very clearly the restructuring integration related costs come way down and over time, again standalone basis, those go to zero and as we talked about our goal is to get operating cash flow and net income – to get operating cash flows as close to net income as possible.

It was above the last quarter but around 100 percent is the right metric. We have very low Cap Ex overall; it’s really about working capital management and mostly around inventories that’s where we have the ability to influence that.

So you know, it’s been – it’s going to convert. Obviously, intangibles are non-cash so as these cash restructuring costs go way down, the adjusted and the cash flow and natural cash flows from operations will converge.

Shibani Malhorta:	OK, do you see this going?

Howard Schiller:	Oh, absolutely. They’re going to grow as we’re able to execute the organic growth rate that Mike just talked about which we expect to and we’ve talked about there’s still – there still will be additional leverage.

We’re going to move our gross margins up; remember we were just about at 80 percent. They’ve come down now to low to mid 70s because of the Bausch deal which had much lower gross margins.

We have opportunities to move those up. SG&A’s percentage of sales post the deal went above 20 percent. We should be able to get that back to 20 percent and get our margins you know back at the 50 percent kind of range.

Shavi Maholtra:	Oh, that’s very useful; thank you.

Howard Schiller:	So we are ready to grow there.

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Moderator: Christine Scannapieco

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Confirmation # 61308765

Michael Pearson:	Hi, Shibani, how are you doing? In terms of SG&A synergies, again, we are expecting to maintain most of the customer facing spending that we’re doing but again one has to recognize that in terms of spaces that both Allergan and we compete in which is dermatology and ophthalmology, you know you don’t need to spend as much as a combined company in terms of many kinds of activities.

One thing that we’ve learned in the Medicis and B&L acquisitions is don’t touch the salesforce, right. I think in Medicis we did touch the salesforce and that was problematic for a period of time.

Our salesforce in dermatology now has been stable for a few quarters and frankly, all of our promoted products in dermatology are growing and so that was a lesson we learned.

In B&L we did not touch the salesforces in the U.S. in terms of ophthalmology. I was just on the phone with him the other day. They’re doing a great job in the RX space. Our products are growing. We do not touch the contact lens salesforce.

Those products are growing. We didn’t touch the surgical salesforces. Those products are growing. So, you can expect very little change in terms of salesforces. In terms of the marketing dollars, we’ll take a look and some will be duplicative and we’ll eliminate those.

And we’ll check the ROI but the vast majority of the investments in SG&A will be sort of back office. It’ll be people sitting in you know we don’t need two headquarters buildings. We don’t need two IP systems. We don’t need two financial organizations. We don’t need two investor relations organizations.

We don’t need two head of manufacturing. All those types of things, so I think it will be surprising to most investors how much money is spent on non-customer facing activities in most pharmaceutical companies and that’s where the vast majority of the synergies will be captured.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

Shibani Malhorta:	But given your experience would you be able to give us a guess or an estimate of what you think that spend would be at Allergan?

Michael Pearson:	In terms of the you know the back –

Shibani Malhorta:	Yes, what portion of the SG&A do you think is the cut-able expense?

Michael Pearson:	Well we have an estimate with but if I gave you one today, it should be an article about how terrible it was that (inaudible) we’re not.

Shibani Malhorta:	OK, all right; totally understand.

Laurie Little:	And your next question?

Operator:	And your last and final question comes from the line of David Buck with Buckingham Research.

David Buck:	Excuse me and a couple quick questions. First, if we look at the Bausch & Lomb business which is one of the highlights on May 28th and Mike can you talk about how we’re going to be tracking the goal towards that $3.4 billion in 2014 sales.

Is there any thought of giving more disclosure on Bausch & Lomb, either all in or the various pieces of that. Secondly, if we look at the clearing price that Bill Ackman had talked about of $180 obviously with Valeant shares falling, the offer to Valeant – I’m sorry the Allergan shareholders, is it below that and what options do you have on the table maybe for Mike or Howard if you continue to see weakness in the share price.

Is there anything that you’re looking to do to adjust the offer to reflect that lower compensation to Allergan shareholders? And then

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

finally, if we look at the increase cash portion and the divestiture of aesthetics, how much of an EPS - cash EPS loss do you have in 2015 from those items on a pro forma basis? Thanks.

Michael Pearson:	All right, in terms of disclosure of B&L, we do view B&L as an excellent sort of template for what we will do with Allergan once we get this deal done. So, I don’t think we’re going to have sort of permanent disclosure on B&L separate because it’s been integrated to our business, right.

If you go to each of the different countries, B&L is now part of that country but I think what we will continue to do at least throughout this year is continue to report the organic growth in terms of how they’re doing and – which has been double digits and continues to be double digit and my guess it might actually be increased as the year goes through given how well that business is doing.

And then we’ll decide in 2015 whether we continue that or not. In terms of the yes, the see through price is less than 180 but that’s just a function of sort of all the noise I think Allergan is making right now.

If we march down the path towards a Special Meeting, once the Special Meeting date is set, the stock prices of both companies are going to go up and our stock price – and we continue to report excellent results.

And so, it’s artificially depressed now but if we stay the course, if we have a path to getting this deal complete which we do, and as time marches on, I don’t think that’s going to be an issue at all.

And therefore, I don’t think there’s any need to adjust the offer. At the time when they want to sit down and negotiate either this board of directors or a different board of directors; then we can have a discussion.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Christine Scannapieco

06-17-14/8:00 am. ET

Confirmation # 61308765

In terms of any adjustment to our guidance because of the divestiture of the Galderma products, we’ll address that in our second quarter earning’s call.

OK, I think that’s it so thank you very much for everyone’s participation and attendance and we will look forward to our second quarter earnings call.

Operator:	And this concludes today’s conference, you may now disconnect.

END